UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	ICL's Corporate Responsibility Report for 2019

 Item 1

ICL's Corporate Responsibility Report for 2019

The Company hereby announces that ICL's corporate responsibility web-report for 2019 (the "2019 ICL CSR Report") has been released and can be found in the following link: http://icl-group-sustainability.com/. The on-line report includes over 145 topic-specific web pages, providing the Company's diverse stakeholders with easy access to their choice of interest. The report also includes interactive features, including short films and dynamic data charts.

The 2019 ICL CSR Report contains, among other things, the following information:

•
Comprehensive information regarding the Company's sustainability practices, such as: Environment[1], Safety[2], Ethics[3], Employment[4], Sustainable Solutions[5] and Innovation[6], Responsible Procurement[7], and Community Engagement[8].

•	Useful one-page summaries of KPI's and Trends[9],Goals and Progress[10].

•	ICL's Sustainability vision for 2030[11], aimed to help meet global challenges such as climate change, renewable energy, circular economy, and others.

•	The Company's contribution to the present and future of humankind through the UN's sustainable development goals[12]: Zero Hunger[13], Clean Water[14], Decent Work[15], Responsible Consumption[16] and others.

•	Site-specific environmental success stories regarding Energy[17], Water[18], Waste[19] and Air emissions[20].

•
The Company as an Employer of Choice[21]: expansions on Fair Employment Practices[22], including employee Training and Development[23], Welfare and Well-Being[24], as well as promotion of Diversity and Gender equality[25].

•	ICL as an Economic and Employment pillar[26] in the Israeli Negev region.

•	All aspects of ICL's response to the challenges of the COVID-19 Crisis[27].

In addition, the company wishes to update it recently launched an interactive data tool28, available in the ‘Investors’ section of the Company’s website, wherein the company provides easily accessible online current and historical financial information as well as operational and ESG data. Data drills/views are customizable based on time periods and various parameters. The information is available for download at any time.

1 http://icl-group-sustainability.com/reports/environmental-performance/
2 http://icl-group-sustainability.com/reports/health-safety/
3 http://icl-group-sustainability.com/reports/business-ethics/
4 http://icl-group-sustainability.com/reports/fair-responsible-employment/
5 http://icl-group-sustainability.com/reports/sustainable-solutions/
6 http://icl-group-sustainability.com/reports/stage-2-product-development/
7 http://icl-group-sustainability.com/reports/our-business/sustainable-procurement/
8 http://icl-group-sustainability.com/reports/engaging-our-communities/
9 http://icl-group-sustainability.com/reports/kpis-trends-insights/
10 http://icl-group-sustainability.com/reports/goals-performance/
11 http://icl-group-sustainability.com/reports/vision-commitments/
12 http://icl-group-sustainability.com/reports/aligning-with-the-uns-sustainable-development-goals/
13 http://icl-group-sustainability.com/reports/?sdg=2
14 http://icl-group-sustainability.com/reports/?sdg=6
15 http://icl-group-sustainability.com/reports/?sdg=8
16 http://icl-group-sustainability.com/reports/?sdg=12
17 http://icl-group-sustainability.com/reports/success-stories-energy/
18 http://icl-group-sustainability.com/reports/success-stories-water-wastewater/
19 http://icl-group-sustainability.com/reports/waste/
20 http://icl-group-sustainability.com/reports/success-stories-air/
21 http://icl-group-sustainability.com/reports/fair-responsible-employment/employer-of-choice/
22 http://icl-group-sustainability.com/reports/fair-responsible-employment/
23 http://icl-group-sustainability.com/reports/fair-responsible-employment/
24 http://icl-group-sustainability.com/reports/fair-responsible-employment/employee-welfare/
25 http://icl-group-sustainability.com/reports/hiring-the-best/
26 http://icl-group-sustainability.com/reports/israel/
27 http://icl-group-sustainability.com/reports/corona-crisis/
28 https://www.icl-group.com/investors/interactive-data-tool/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: August 12, 2020